Mail Stop 3561

September 18, 2008

Craig R. Smith
President and Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

> **Re: Owens & Minor, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2008**
> **Forms 10-Q/A for Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **Filed September 12, 2008**
> **File No. 001-09810**

Dear Mr. Smith:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director